UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of February, 2013

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

CONTENTS

This Report on Form 6-K of Jacada consists of the following documents, which are attached hereto and incorporated by reference herein:

Press Release, released publicly on February 5, 2013: Major US Insurance Group Selects Jacada to Simplify Customer Interactions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	February 5, 2013

Major US Insurance Group Selects Jacada to Simplify Customer Interactions

Material agreement signed with Jacada for provision of process guidance and automation solutions

ATLANTA--(BUSINESS WIRE)--February 5, 2013--Jacada, Inc., a leading global provider of customer service technology designed to simplify the interaction between businesses and their customers, today announced that it has signed a material agreement with a top ten ranking US insurance group to provide real-time process guidance and automation solutions to support policy servicing and processing operations across multiple lines of business. The insurance group is one of the nation’s largest providers of property and casualty insurance, public-sector retirement plans, and other personal and commercial insurance lines. The group’s use of Jacada’s process guidance solutions will further extend the partnership between them and Jacada beginning with their implementation of Jacada’s Workspace Customer Service Desktop solution.

“Jacada is honored to have been selected to be the core process guidance and automation provider,” said Guy Yair, Co-CEO, Jacada. “We applaud their dedication in continuously improving the already impressive levels of efficiency, accuracy, and customer service to its members and we are committed to ensuring their success in the years to come.”

Jacada solutions help ensure that critical knowledge is presented to customer service representatives at just the right time and just in the right context to ensure smooth and efficient customer interactions. In a similar fashion, back-office operations also benefit from the Jacada solution as it provides just-in-time guidance and knowledge necessary to streamline these customer supporting activities. As the insurance group continues its goal of setting the standard in providing customers with exceptional service, Jacada continues its commitment to delivering the tools and solutions that support these efforts.

About Jacada

Jacada solutions help organizations improve their customer experiences and reduce their operational costs. Jacada enables organizations to deliver advanced customer and agent interactions by implementing cutting‐edge mobile customer service solutions, agent desktops, and process optimization tools. Customers can benefit from an improved customer service experience at every touch point with the organization, whether at the call center, on the mobile or at the retail store. Jacada projects often deploy in less than six months, and our customers can often realize a complete return on investment within 12 months of deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

CONTACT:
Jacada, Inc.
A. Lee Judge, 770-776-2326
Marketing Programs Manager
ljudge@jacada.com